Exhibit 99.211

TSX-V: MCLD OTCQB: MCLDF

mCloud

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars, unless otherwise noted)

mCloud Technologies Corp.

Condensed Consolidated Interim Statements of Financial Position

Unaudited - Expressed in Canadian Dollars

Notes		March 31, 2021	December 31, 2020
ASSETS
Current assets
Cash and cash equivalents		$309,425	$1,110,889
Trade and other receivables	6	6,787,166	6,747,463
Contract asset		153,178	153,178
Prepaid expenses and deposits		1,581,797	1,326,319
Current portion of long-term receivables	6	6,686,476	5,857,386
Total current assets		$15,518,042	$15,195,235
Non-current assets
Prepaid expenses and deposits		$635,873	$718,731
Contract asset		156,602	161,716
Long-term receivables	6	2,178,580	2,091,059
Right-of-use assets		3,437,542	3,660,717
Property and equipment		460,738	506,387
Derivative asset		–	131,400
Intangible assets		26,551,644	27,766,839
Goodwill		27,056,742	27,086,727
Total non-current assets		$60,477,721	$62,123,576
Total assets		$75,995,763	$77,318,811
LIABILITIES
Current liabilities
Bank indebtedness	10	$1,042,932	$976,779
Trade payables and accrued liabilities	7	12,987,059	12,078,028
Deferred revenue	5	1,624,893	1,771,120
Due to related parties	17	577,621	846,228
Loans and borrowings	9	3,730,651	4,149,092
Warrant liabilities		704,300	710,924
Lease liabilities		788,100	835,472
Other liabilities	11	2,038,518	5,285,997
Business acquisition payable	8	1,270,719	1,594,297
Total current liabilities		$24,764,793	$28,247,937
Non-current liabilities
Convertible debentures	11	$30,204,385	$19,534,988
Lease liabilities		2,929,357	3,109,604
Loans and borrowings	9	9,730,383	9,953,626
Business acquisition payable	8	575,940	845,232
Deferred income tax liabilities		4,017,796	4,168,905
Total liabilities		$72,222,654	$65,860,292
EQUITY
Share capital		$83,174,040	$83,120,611
Contributed surplus		9,200,429	8,518,476
Accumulative other comprehensive income		2,017,147	1,669,596
Deficit		(95,011,621)	(85,686,366)
Total shareholders’ (deficit) equity		$(620,005)	$7,622,317
Non-controlling interest		4,393,114	3,836,202
Total equity		$3,773,109	$11,458,519
Total liabilities and equity		$75,995,763	$77,318,811

Events after the reporting period (Note 20)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Approved on behalf of the Board of Directors on May 25, 2021

“Russ McMeekin”	“Michael A. Sicuro”
Director	Director

mCloud Technologies Corp.

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

For the Three Months Ended March 31, 2021 and 2020

(Unaudited - Expressed in Canadian dollars except number of shares)

	Notes	March 31, 2021	March 31, 2020 (Recast - Note 21)
Revenue	4, 5	$8,381,036	$6,558,204
Cost of sales		(3,258,730)	(2,496,392)
Gross profit		$5,122,306	$4,061,812
Expenses Salaries, wages and benefits		$4,870,395	$5,784,067
Sales and marketing		184,699	545,804
Research and development		749,164	–
General and administration		1,337,361	1,147,188
Professional and consulting fees		1,739,421	2,076,863
Share-based compensation	13	375,274	400,862
Depreciation and amortization		1,970,950	1,633,847
Total expenses		$11,227,264	$11,588,631
Operating loss		$6,104,958	$7,526,819
Other expenses (income)
Finance costs	15	$2,235,927	$1,465,221
Finance income		(7,639)	(12,103)
Foreign exchange loss (gain)		367,428	(877,746)
Business acquisition costs and other expenses		324,410	73,105
Fair value loss on derivatives	11	1,564,149	–
Other income	1,8,9	(1,902,667)	–
Loss before tax		$8,686,566	$8,175,296
Current tax expense (recovery)		238,797	(150,215)
Deferred tax recovery		(119,224)	(147,479)
Net loss for the period		$8,806,139	$7,877,602
Other comprehensive (income) loss Foreign subsidiary translation differences		(385,347)	598,793
Comprehensive loss for the period		$8,420,792	$8,476,395
Net loss (income) for the period attributable to:
mCloud Technologies Corp. shareholders		$9,325,255	$8,021,377
Non-controlling interest		(519,116)	(143,775)
		$8,806,139	$7,877,602
Comprehensive loss (income) for the period attributable to:
mCloud Technologies Corp. shareholders		$8,977,704	$8,677,066
Non-controlling interest		(556,912)	(200,671)
		$8,420,792	$8,476,395
Loss per share attributable to mCloud shareholders - basic and diluted		$0.34	$0.42
Weighted average number of common shares outstanding - basic and diluted		27,514,136	19,026,849

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

mCloud Technologies Corp.

Condensed Consolidated Interim Statements of Changes in Equity

For the Three Months Ended March 31, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars except number of shares)

	Notes	Number of Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income (loss)	Non- controlling Interest	Deficit	Total Equity

Balance, December 31, 2020		27,505,301	$83,120,611	$8,518,476	$1,669,596	$3,836,202	$(85,686,366)	$11,458,519
Share-based payments	13	–	–	375,274	–	–	–	375,274
RSUs exercised	13	12,835	53,429	(53,429)	–	–	–	–
Broker warrants issued	11	–	–	360,108	–	–	–	360,108
Net (loss) income for the period		–	–	–	–	519,116	(9,325,255)	(8,806,139)
Other comprehensive income for the period		–	–	–	347,551	37,796	–	385,347
Balance, March 31, 2021		27,518,136	$83,174,040	$9,200,429	$2,017,147	$4,393,114	$(95,011,621)	$3,773,109

Balance, December 31, 2019 - recast		15,848,788	$45,368,745	$7,278,119	$363,250	$1,924,238	$(48,816,099)	$6,118,253
Share-based payments		–	–	400,862	–	–	–	400,862
RSUs exercised		4,999	25,537	(25,537)	–	–	–	–
Stock options exercised		20,000	166,400	(96,400)	–	–	–	70,000
Warrants exercised		301,177	1,589,575	(307,364)	–	–	–	1,282,211
Shares issued in business combination		380,210	2,303,966	–	–	–	–	2,303,966
Shares issued on conversion of debentures		10,000	50,000	–	–	–	–	50,000
Issue of special warrants, net		–	–	12,216,057	–	–	–	12,216,057
Net (loss) income for the period		–	–	–	–	143,775	(8,021,377)	(7,877,602)
Other comprehensive loss for the period		–	–	–	(696,934)	(344,446)	–	(1,041,380)
Balance, March 31, 2020 - recast	21	16,565,174	$49,504,223	$19,465,737	$(333,684)	$1,723,567	$(56,837,476)	$13,522,367

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

mCloud Technologies Corp.

Condensed Consolidated Interim Statements of Cash Flows
For the Three Months Ended March 31, 2021 and 2020
(Unaudited - Expressed in Canadian Dollars)

Notes		March 31, 2021	March 31, 2020
Cash flows from operating activities			(Recast - note 21)
Net loss for the period		$(8,806,139)	$(7,877,602)
Items not affecting cash:
Depreciation and amortization		1,970,950	1,633,847
Share-based payment expense	13	375,274	400,862
Finance costs	15	2,235,927	1,465,221
Other income		(689,598)	–
Finance income		(7,639)	–
Fair value loss on derivatives	11	1,564,149	–
Unrealized foreign currency exchange loss (gain)		71,956	(624,010)
Current tax expense (recovery)		238,797	(150,215)
Deferred income tax (recovery)		(119,224)	(147,479)
Change in working capital	16	(920,826)	(1,966,330)
Interest paid		(777,149)	(835,569)
Taxes paid		–	(158,514)
Net cash used in operating activities		(4,863,522)	(8,259,789)
Investing activities
Acquisition of property and equipment		(20,486)	(48,669)
Acquisition of and expenditure on intangible assets		(440,965)	(762,869)
Acquisition of business, net of cash acquired		–	116,678
Net cash used in investing activities		(461,451)	(694,860)
Financing activities
Repayment of lease liabilities		(297,637)	(278,358)
Repayment of loans		(2,641,604)	(3,113,986)
Proceeds from loans, net of transaction costs		2,151,212	1,788,671
Proceeds from issuance of convertible debentures, net	11	5,329,835	–
Proceeds from issuance of shares, net of issuance costs		–	12,216,057
Proceeds from exercise of stock options and warrants, net		–	1,352,104
Net cash provided by financing activities		4,541,806	11,964,488
(Decrease) increase in cash and cash equivalents		(783,167)	3,009,839
Effect of exchange rate fluctuations on cash held		(18,297)	(141,215)
Cash and cash equivalents, beginning of period		1,110,889	529,190
Cash and cash equivalents, end of period		$309,425	$3,397,814

Supplemental cash flow information (Note 16)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

mCloud Technologies Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars except otherwise noted)

NOTE 1 - NATURE OF OPERATIONS

mCloud Technologies Corp. (“mCloud” or the “Company”), is a provider of proprietary technology solutions, AssetCare™. Customers use AssetCare™ software-as-a-service (“SaaS”) and data solutions to ensure assets continuously operate at peak performance. AssetCare™ is an asset management platform combining IoT, AI and the cloud to drive next-level performance and efficiency. Through operating entities such as Agnity Global, Inc. (“Agnity”), mCloud offers foundational enterprise technology solutions enabling capabilities such as secure communications, connected work, and remote care.

The Company is domiciled in Vancouver, Canada with its head and registered offices located at 550-510 Burrard Street, Vancouver, British Columbia, V6C 3A8. The Company’s shares trade on the TSX Venture Exchange (“TSX.V”) under the symbol MCLD and on the OTCQB in the United States under the symbol MCLDF.

COVID-19

Since the beginning of 2020, governments around the world have been forced to enact emergency measures in response to the World Health Organizations declaration of the COVID-19 pandemic. Businesses around the world have suffered material disruption resulting in economic slowdown and uncertainty and significant volatility in the financial markets. To date, the impacts associated with COVID-19 have included (i) a slow-down in technical services due to the in-person nature of these activities and the restrictions placed such as lock-downs and social distancing by governments around the world, (ii) a delay in the collection of receivables closely associated with business who were most widely impacted by shut-downs and restrictions, and (iii) a delay in certain projects. The long-term impact on the Company’s financial results and cash flows is unknown. While the Company has been negatively impacted by COVID-19, given the Company’s nature of operations COVID-19 has increased customer demand and created new opportunities for mCloud to engage with new and existing customers using the remote connectivity offered by AssetCare™.

The Company accessed government assistance in both Canada and the United States to help temper the financial impact of the crisis. To date, the Company received wage subsidies totaling $3,862,410 and low interest loans totaling $1,795,244 from the US and Canadian governments. During the three months ended March 31, 2021, government assistance of $1,176,374 was recorded in other income. Funding had not commenced during the comparative quarter.

NOTE 2 - BASIS OF ACCOUNTING

These condensed consolidated interim financial statements of the Company include the accounts of the Company, the ultimate parent company of its consolidated group, and its subsidiaries and are prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). Certain disclosures included in the annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the IASB have been condensed or omitted as they are not required for interim financial statements. Accordingly, these condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated annual financial statements and notes thereto for the year ended December 31, 2020 (the “2020 Annual Financial Statements”), which are available on SEDAR at www.sedar.com. Selected explanatory notes are included in the interim financial statements to explain events and transactions that are significant to the understanding of changes in the Company’s financial position and performance since the last annual financial statements.

The Company’s presentation currency is Canadian dollars and all amounts are presented in Canadian dollars unless otherwise stated. These condensed consolidated interim financial statements have been prepared on a going- concern basis, under the historical cost convention except for certain financial instruments that have been measured at fair value. There were no changes in the entities contained in the consolidated results or the equity percentage held by the Company from December 31, 2020 as presented in Note 2 to the 2020 Annual Financial Statements. Certain comparative balances were reclassified to conform with current period’s presentation.

The accounting policies applied in the preparation of these condensed consolidated interim financial statements are consistent with those applied and disclosed in Note 2 to the 2020 Annual Financial Statements with the exception of the expansion of the accounting policy note (q) Convertible Debentures to add the accounting policy related to the issuance of convertible debentures in the three months ended March 31, 2021 (Note 19).

These condensed consolidated interim financial statements were authorized for issue by the Audit Committee, on behalf of the Board of Directors, on May 25, 2021.

1  |   Notes to the Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars except otherwise noted)

NOTE 3 - CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

In the preparation of the consolidated financial statements and the application of the Company’s accounting policies, management is required to make judgments, estimates and assumptions that affect the carrying amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the consolidated financial statements, and the reported amounts of revenues and expenses during each reporting period. The estimates and associated assumptions are limited by the relevance of historical data and uncertainty of future events. Actual results could differ from those estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

In preparing the Company’s condensed consolidated interim financial statements for the three months ended March 31, 2021, the Company applied critical judgements and estimates, including significant areas of estimation uncertainty in applying policies, as described in Note 3 to the 2020 Annual Financial Statements. In addition, during the three months ended March 31, 2021, management made judgements related to the measurement of the fair value of the convertible debentures issued in the period, including the determination of the allocation of the proceeds between the host liability and conversion feature embedded derivative components (Note 11 and 14). At inception of an instrument, the Company determines the value of the components of convertible debt and judgement is required in determining the inputs used in the fair value calculations and in determining the probability of certain outcomes. Changes in those judgements may result in a change to the recognized value of the convertible debt. The Company determines the fair value of embedded derivatives within convertible debt at the end of each reporting period until maturity or conversion.

These condensed consolidated interim financial statements have been prepared on a going concern basis, which contemplates that the Company will continue in operation and be able to realize its assets and discharge its liabilities and commitments in the normal course of business for the foreseeable future. During the three months ended March 31, 2021, the Company generated a net loss of $8,806,139 and negative cash flows from operating activities of $4,863,522. As at March 31, 2021, the Company had a working capital deficiency of $9,246,751 which includes $2,038,518 of convertible debenture subscription receipts which are expected to be subsequently converted into non- current convertible debt. These factors are indicators that material uncertainties exist that may cast significant doubt about the Company’s ability to continue as a going concern and, therefore, its ability to realize assets and discharge liabilities in the normal course of business.

In making their assessment, management considered all available information, together with forecasts that management believes are plausible and other mitigating strategies, about the future which is at least, but not limited to, twelve months from the end of the reporting period.

Management has considered in its assessment the net proceeds available from the April 2021 equity financing (Note 20(a)), the ATB debt commitment (Note 20(b)), the subscriptions payable as referenced above and the Company’s expected increases in revenue, net income (loss) and operating cash flows from new revenue contracts over the 12 month period to March 31, 2022 due to anticipated reduced COVID-19 pandemic limitations which will be offset by investing activities and required cash principal and interest payments on indebtedness. In addition, management does not forecast that any debt covenants on its long-term debt will be breached impacting the timing of their repayment. As a result of this assessment, management believes the Company will have sufficient capital arrangements to fund its current planned operations during the twelve-month period following March 31, 2021.

In the long-term, continuation of the Company as a going concern is dependent on its ability to achieve and maintain profitable operations and positive cash flow from operations, and, as necessary, to obtain the necessary equity or debt financing to continue with expansion in the AssetCare™ market. To date, the Company has funded its operations through debt and equity financing. While the Company has been successful in raising capital in the past, there is no assurance that it will be successful in closing further financings in the future.

2  |   Notes to the Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars except otherwise noted)

NOTE 4 - SEGMENT REPORTING

The Company operates in one operating segment. For the purpose of segment reporting, the Company’s Chief Executive Officer (“CEO”) is the Chief Operating Decision Maker. The determination of the Company’s operating segment is based on its organization structure and how the information is reported to the CEO on a regular basis.

The Company’s revenue by location of the ultimate customer or consumer of product solution for the three months ended March 31, 2021 and 2020 are as follows:

	2021	2020
Canada	$3,227,098	$3,795,502
Asia-Pacific	1,406,769	–
United States	3,361,179	2,762,702
Europe, Middle East and Africa	83,959	–
Australia	150,070	–
China	151,961	–
Total revenue	$8,381,036	$6,558,204

The Company’s non-current assets by country are as follows:

	March 31, 2021	December 31, 2020
Canada	$36,851,087	$37,966,772
Australia	11,462,105	11,731,960
United States	12,164,529	12,424,844
Total non-current assets	$60,477,721	$62,123,576

NOTE 5 - REVENUE

The Company’s operations and main revenue streams are those described in Note 2(k) to the 2020 Annual Financial Statements. The Company’s revenue is derived from contracts with customers.

In the following tables, revenue is disaggregated by major service line and timing of revenue recognition.

For the three months ended March 31,	2021	2020
AssetCare initialization	$1,148,670	$2,072,853
AssetCare over time	6,191,069	992,545
Engineering services	1,041,297	3,492,806
	$8,381,036	$6,558,204

For the three months ended March 31,	2021	2020
Revenue recognized over time	$6,714,931	$4,485,351
Revenue recognized at point in time upon completion	1,666,105	2,072,853
	$8,381,036	$6,558,204

3  |   Notes to the Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars except otherwise noted)

NOTE 5 - REVENUE (continued)

Significant changes in unbilled revenue and deferred revenue balances are as follows:

For the three months ended March 31, 2021	Unbilled revenue	Deferred revenue
Balance at December 31, 2020	$554,740	$1,771,120
Additions	3,576,667	2,318,928
Less: transferred to trade and other receivables	(3,539,267)	(2,483,760)
Currency translation adjustment	–	18,605
Balance at March 31, 2021	$592,140	$1,624,893

NOTE 6 - TRADE AND OTHER RECEIVABLES AND LONG-TERM RECEIVABLES

	March 31, 2021	December 31, 2020
Trade receivables from contracts with customers	$4,821,503	$4,770,056
Unbilled revenue	592,140	554,740
Indirect taxes receivable	246,610	341,583
Income taxes receivable	570,813	594,036
Other receivables	1,028,383	961,714
Loss allowance	(472,283)	(474,666)
Total trade and other receivables	$6,787,166	$6,747,463

Long-term receivables represent receivables associated with revenue contracts whereby certain customers make fixed monthly installment payments over an extended period of time, ranging from one to three years, for performance obligations delivered upfront. These balances are presented net of loss allowance:

	March 31, 2021	December 31, 2020
Current portion of long-term receivables Non-current portion of long-term receivables	$ 6,686,476 2,178,580	$ 5,857,386 2,091,059
Total long-term receivables	$8,865,056	$7,948,445

NOTE 7 - TRADE PAYABLES AND ACCRUED LIABILITIES

	March 31, 2021	December 31, 2020
Trade payables	$6,393,232	$5,903,789
Accrued salaries	2,459,951	2,882,928
Accrued liabilities	2,084,253	1,912,814
Interest payable	598,344	425,054
Mastercard facility (Note 10)	673,976	600,590
Other	777,303	352,853
Total trade payables and accrued liabilities	$12,987,059	$12,078,028

4  |   Notes to the Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars except otherwise noted)

NOTE 8 - BUSINESS ACQUISITION PAYABLE

	March 31, 2021	December 31, 2020
Opening balance	$2,439,529	$1,043,314
Contingent consideration related to CSA [1]	(581,117)	879,066
Contingent consideration recognized related to kanepi	–	568,638
Effect of foreign exchange differences	(11,753)	(51,489)
Total	1,846,659	2,439,529
Less: current portion	(1,270,719)	(1,594,297)
Non-current portion of business acquisition payable	$575,940	$845,232

1 During the three months ended March 31, 2021, the Company determined that a portion of the contingent consideration recognized at the date of acquisition of CSA (Note 18) was not payable as the operational performance metrics were not achieved and recognized $581,117 in Other income in the condensed consolidated interim statement of loss and comprehensive loss for the period then ended.. The remaining fair value of the contingent consideration of $265,172 is classified as current as achievement of the remaining metrics will be determined in the three months ending March 31, 2022.

NOTE 9 - LOANS AND BORROWINGS

	March 31, 2021	December 31, 2020
Term loan	$10,635,088	$11,038,317
Government loans	1,633,133	1,090,468
Nations Interbanc facility	455,875	1,137,360
Debenture payable to Industry Canada	78,869	76,227
Loan payable	319,416	318,428
Other loans and financing	557,566	652,230
Carrying amount of debt at amortized cost	13,679,947	14,313,030
Less: unamortized debt issuance costs	(101,431)	(110,262)
Less: impact of below-market interest rate on government loans [1]	(117,482)	(100,050)
Less: current portion	(3,730,651)	(4,149,092)
Non-current portion of loans and borrowings	$9,730,383	$9,953,626

1 Recognized in Other income.

The Company’s loans are described in Note 17 to the 2020 Annual Financial Statements. During the three months ended March 31, 2021, there was one additional government loan received from the US government of $635,105, bearing interest at 1% per annum with a maturity date in February 2026. Other income of $117,482 was recognized associated with the below-market interest rate on this government loan. Similar to the other government loans a portion or the entirety of this loan may be forgiven if certain conditions are met. Subsequent to March 31, 2021, one loan with a carrying amount at March 31, 2021 of $179,823 was forgiven and applications for forgiveness for two additional loans were submitted.

Loan repayment terms vary depending on the nature of the debt. The term loan payments are blended payments of principal and interest until maturity in August 2026 and the loan is secured against the assets of the Company and one of its subsidiaries. The Company is required to maintain certain financial covenants and as at March 31, 2021 and December 31, 2020, the lender waived these covenants.

Total interest expense associated with loans and borrowings recognized in net loss was $276,112 for the three months ended March 31, 2021 (March 31, 2020 - $319,072) (Note 15).

5  |   Notes to the Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars except otherwise noted)

NOTE 10 - BANK INDEBTEDNESS

As at March 31, 2021, the Company had an aggregate bank overdraft of $53,451 (December 31, 2020 - $53,318) bearing interest at the prime rate plus 1.0% per annum.

A subsidiary of the Company has access to an operating loan facility and Mastercard facility as described in Note 28 to the 2020 Annual Financial Statements (collectively referred to as the “Credit Facility’”). At March 31, 2021, $989,481 of the operating loan facility was drawn, $13,481 in excess of the limit (December 31, 2020 - $923,461) and nil remained undrawn. At March 31, 2021, $673,976 of the Mastercard facility was drawn (December 31, 2020 - $600,590). Subsequent to March 31, 2021, the operating loan facility was repaid (Note 20(c)).

NOTE 11 - CONVERTIBLE DEBENTURES

	March 31, 2021	December 31, 2020
2019 Convertible debentures liability (a)	$20,114,008	$19,534,988
2021 Convertible debentures liability (b)	5,892,059	–
2021 Convertible debentures embedded derivative (b)	4,198,318	–
Non-current portion of convertible debentures	$30,204,385	$19,534,988

a)	2019 Convertible debentures

	March 31, 2021	December 31, 2020
Opening balance	$19,767,472	$17,753,016
Conversion of debentures into common shares	–	(50,000)
Interest paid	(586,462)	(2,345,750)
Accreted interest at effective interest rate	1,165,482	4,410,206
Carrying amount of liability component	20,346,492	19,767,472
Less: accrued interest included in accrued liabilities (Note 7)	(232,484)	(232,484)
Non-current portion of 2019 convertible debentures	$20,114,008	$19,534,988

As described in Note 18(a) to the 2020 Annual Financial Statements, the Company completed a private placement offering of convertible unsecured subordinated debentures (the “2019 Debentures”) for total aggregate gross proceeds of $23,507,500 on July 11, 2019. The 2019 Debentures bear interest at a rate of 10% per annum which is paid quarterly and mature on May 31, 2022 at which time the principal amount is repayable in cash if the 2019 Debentures have not been converted.

b)	2021 Convertible debentures

On December 7, 2020, the Company commenced efforts to raise an aggregate of US$10,000,000 through a private placement offering (the “Offering”) of convertible unsecured subordinated debentures (the “2021 Debentures”) at a price of US$100 per debenture. Note 18(b) to the 2020 Annual Financial Statements describe certain terms of this Offering and refer to the debentures as the 2020 Debentures which will be referenced as the 2021 Debentures hereafter. The 2021 Debentures bear interest at 8% per annum, payable, at the option of the Company, in cash or common shares of the Company calculated in accordance with the debenture agreement which considers such factors as the price of the common stock on the TSX.V converted into U.S. Dollars (“USD”) at the date of record. Interest is payable quarterly in arrears on the last day of each calendar quarter with interest accruing from date of close included in the March 31, 2021 payment.

The 2021 Debentures will mature on the date that is 36 months following the closing date of the applicable tranche (“Maturity Date”). The principal amount of the 2021 Debentures are convertible into common shares at the option of the holder at any time prior to maturity at the calculated conversion price stated in the debenture. The principal amount of the 2021 Debentures outstanding will be repayable in common shares or cash at the election of the Company on the Maturity Date.

6  |   Notes to the Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars except otherwise noted)

NOTE 11 - CONVERTIBLE DEBENTURES (continued)

b) 2021 Convertible debentures (continued)

The Offering will be closed in multiple tranches. At December 31, 2020, total proceeds of $5,285,997 (US$4,146,825) had been received associated with two tranches of the Offering; however, as the debenture certificates were not yet issued the proceeds were recorded as Other liabilities in the consolidated statement of financial position at December 31, 2020. Funds received up to and including March 31, 2021 associated with the sixth tranche of the Offering were recorded as Other liabilities of $2,038,518 (US$1,618,000) in the condensed consolidated interim statement of financial position at March 31, 2021 and will be held in trust until the debenture certificates are issued.

During the three months ended March 31, 2021, the first five tranches of the Offering closed with total gross proceeds of $9,020,353 (US$7,043,000). These tranches closed between December 7, 2020 and March 2, 2021. Each tranche has a specific Maturity Date and conversion price which is set at the date of close in USD. The conversion prices range between $1.88 (US$1.48) and $2.76 (US$2.20) depending on the tranche.

The Company has determined that at the initial recognition date, which was the date of issuance of the debentures, that the fair value of the financial instrument was in excess of the transaction price (i.e., the fair value of the proceeds received). There were fluctuations in the fair value inputs that arose in the period between the closing of each tranche of the Offering and the date of the actual issuance of the debenture certificates. The fair value of the financial instrument was determined in reference to other than a quoted price in an active market for an identical liability (Note 14). As such the difference between the fair value and transaction price is deferred at initial recognition and the deferred difference is recognized as a gain or loss to the extent that factors change in addition to the passage of time that require recognition. A fair value adjustment of $1,620,424 was calculated at inception. During the three months ended March 31, 2021, the Company determined the entire deferred difference met the recognition criteria and a loss of $1,620,424 was recorded as Fair value loss on derivatives in the condensed consolidated interim statement of loss and comprehensive loss for the period then ended.

The 2021 Debentures include a host liability and embedded derivative conversion option. The fair value of the embedded derivative was determined first, with the residual amount of the total fair value of the convertible debentures allocated to the host liability. The host liability is classified as a financial liability recognized at amortized cost and the embedded derivative conversion option is an embedded derivative classified as at fair value through profit or loss (“FVTPL”).

The balances associated with the 2021 Debentures are as follows:

March 31, 2021
Proceeds from issue of convertible debentures Fair value adjustment	$ 9,020,353 1,620,424
Total fair value of convertible debentures Less: fair value of embedded derivative Less: transaction costs [1]	10,640,777 (4,255,523) (521,112)
Carrying value of liability at inception Interest expense associated with liability Foreign exchange adjustments	5,864,142 349,341 (148,134)
Less: accrued interest included in accrued liabilities [2]	6,065,349 (173,290)
Carrying value of liability at end of period	$5,892,059

1 Total transaction costs associated with the closed tranches were $888,617 which include cash compensation paid to brokers and the value of broker warrants issued (Note 12). Transaction costs of $367,504 allocated to the embedded derivative portion of the convertible debentures were expensed in Finance costs in the condensed consolidated interim statement of loss and comprehensive loss for the three months ended March 31, 2021.

2 Interest payable, as elected by the Company, will be paid via the issuance of 66,381 common shares.

7  |   Notes to the Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars except otherwise noted)

NOTE 11 - CONVERTIBLE DEBENTURES (continued)

b) 2021 Convertible debentures (continued)

March 31, 2021
Fair value of embedded derivative at inception Fair value decrease [3] Foreign exchange adjustments	$ 4,255,523 (56,275) (930)
Balance, embedded derivative	$4,198,318

Total 2021 Convertible debentures	$10,090,377

3 The fair value of the embedded derivative is remeasured at the end of each reporting period and recognized in Other income in the condensed consolidated interim statements of loss and comprehensive loss.

NOTE 12 - SHARE CAPITAL

a)	Common shares

During the three months ended March 31, 2021, the Company issued 12,835 common shares on exercise of Restricted Share Units (Note 13). Subsequent to March 31, 2021, the Company issued 6,900,000 common shares (Note 20(a)).

At March 31, 2021, the Company has 2,751,598 (December 31, 2020 - 5,022,852) common shares subject to escrow conditions as described in Note 19(a) to the 2020 Annual Financial Statements.

b)	Warrants

The Company’s warrants outstanding as at March 31, 2021 and December 31, 2020 are as follows:

	Number of Warrants	Weighted Average Exercise Price $
Balance, December 31, 2020	5,794,577	$4.94
Issued	242,400	2.20
Expired	(375,576)	(4.50)
Balance, March 31, 2021	5,661,401	$4.85

During the three months ended March 31, 2021, the Company issued 242,400 warrants to brokers in connection with the 2021 Debentures (Note 11). The warrant exercise prices are denominated in USD and range between $1.88 (US$1.48) and $2.76 (US$2.20). Warrants are exercisable for 36 months following the date of the close of the associated convertible debenture tranche. The Black-Scholes option model was used in calculating the fair value of the broker warrants which were valued at $360,108 in total. The underlying assumptions used in determining the fair value the warrants were: grant date share price of $2.00 - $2.57; exercise price of $1.88 - $2.76; risk free rate of 0.20% to 0.50%; expected life of 2.79 - 2.95 years; expected volatility of 88% - 89%; and no expected dividends.

8  |   Notes to the Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars except otherwise noted)

NOTE 12 - SHARE CAPITAL (continued)

b) Warrants (continued)

Warrants outstanding as at March 31, 2021 were as follows:

Expiry Date	Exercise Price $	Outstanding Warrants
June 2021	4.50	751,564
October 2021	5.00	642,317
June 2022	5.00	58,751
July 2022	4.75	1,575,343
December 2023	1.88	3,000
January 2024	1.91	112,200
January 2024	2.32	76,200
February 2024	2.60	24,000
March 2024	2.76	27,000
June 2024	7.50	10,000
January 2025	5.40	1,833,081
July 2025	4.75	547,945
	$ 4.85	5,661,401

Weighted average remaining contractual life of outstanding warrants is 2.2 years at March 31, 2021 (December 31, 2020 - 2.29 years). Exercise prices for warrants issued associated with the 2021 Debentures were converted at the exchange rate on the date of valuation to the C$ equivalent exercise prices presented above. Subsequent to March 31, 2021, there were an additional 6,900,000 warrants issued (Note 20(a)).

NOTE 13 - SHARE BASED PAYMENT ARRANGEMENTS

The Company recorded share-based compensation as follows for the three months ended March 31,

	2021	2020
Stock options (a)	$130,898	$231,258
Restricted share units (b)	244,376	169,604
Total share-based compensation	$375,274	$400,862

a)	Stock Options

At March 31, 2021, 1,223,000 stock options were outstanding at a weighted average exercise price of $3.68 and a weighted average remaining contractual life of 6.84 years (December 31, 2020 - 1,269,934 outstanding at a weighted average exercise price of $3.67 and a weighted average remaining contractual life of 6.81 years). Of these outstanding options, 516,965 were exercisable at a weighted average exercise price of $3.86 at March 31, 2021 (December 31, 2020 - 483,732 exercisable at a weighted average exercise price of $3.90).

During the three months ended March 31, 2021, there were no stock options granted or exercised, 37,667 stock options were forfeited and 9,267 expired. Exercise prices of exercisable stock options range from $2.90 to $6.01 per share as disclosed by expiry date in Note 20(a) to the 2020 Annual Financial Statements.

As at March 31, 2021, unrecognized share-based compensation expense related to non-vested stock options granted is $520,421 (December 31, 2020 - $710,934; March 31, 2020 - $809,168).

9  |   Notes to the Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars except otherwise noted)

NOTE 13 - SHARE BASED PAYMENT ARRANGEMENTS (continued)

b)	Restricted Share Units (“RSUs”)

At March 31, 2021, 638,826 RSUs were outstanding of which 115,881 were exercisable at a weighted average exercise price of $3.87. At December 31, 2020, 666,661 RSUs were outstanding with 100,548 exercisable at a weighted average exercise price of $3.67. During the three months ended March 31, 2021, there were no RSUs granted, 12,835 common shares issued on the exercise of 12,835 RSUs at a weighted average share price at exercise of $4.16, and 15,000 RSUs were forfeited.

As at March 31, 2021, unrecognized share-based compensation expense related to non-vested RSUs granted was $505,856 (December 31, 2020 - $ 807,830; March 31, 2020 - $620,069).

NOTE 14 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

a) Classification and measurement of financial assets and liabilities by category

The following represents the carrying values of the financial assets and liabilities of the Company and the associated classifications and measurement basis for each balance.

Financial assets	Level	Measurement basis	March 31, 2021	December 31, 2020
Cash and cash equivalents	1	Amortized cost	$309,425	$1,110,889
Trade and other receivables	1	Amortized cost	5,969,743	5,811,844
Long-term receivables	2	Amortized cost	8,865,056	7,948,445
Derivative asset	2	FVTPL	–	131,400
			$15,144,224	$15,002,578
Financial liabilities
Bank indebtedness	1	Amortized cost	$1,042,932	$976,779
Trade payables and accrued liabilities	1	Amortized cost	12,489,059	11,847,028
Due to related parties	1	Amortized cost	577,621	846,228
Loans and borrowings	2	Amortized cost	13,461,034	14,102,718
Lease liabilities [1]	n/a	Amortized cost	3,717,457	3,945,076
2019 Debentures - host liability [2]	2	Amortized cost	20,114,008	19,534,988
2021 Debentures - host liability [2]	3	Amortized cost	5,892,059	–
2021 Debentures embedded derivative	3	FVTPL	4,198,318	–
Warrant liabilities	2	FVTPL	704,300	710,924
Business acquisition payable	3	Amortized cost	1,846,659	2,439,529
Other liabilities	2	Amortized cost	2,038,518	5,285,997
			$66,081,965	$59,689,267

1       Lease liabilities are not subject to classification in the fair value hierarchy.

2       2019 Debentures (Note 11(a)) and 2021 Debentures host liability (Note 11(b)).

10  |   Notes to the Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars except otherwise noted)

NOTE 14 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a)       Classification and measurement of financial assets and liabilities by category (continued) Financial instruments not measured at fair value

The carrying values of cash and cash equivalents, trade and other receivables, bank indebtedness, trade payables and accrued liabilities and due to related parties approximate their fair values due to the immediate or short-term nature of these instruments. The fair values of Level 2 instruments approximate their carrying values as there has been no significant change in credit and market interest rates since the date of their issuance.

b)	Measurement of fair value

As described in Note 21 and Note 2(p) to the 2020 Annual Financial Statements, the fair value hierarchy establishes three levels to classify the significance of inputs to valuation techniques used in making fair value measurements of financial assets and liabilities. Classifications by level of the fair value hierarchy are disclosed above. At March 31, 2021 and December 31, 2020, there were no financial assets and financial liabilities measured and recognized at fair value on a non-recurring basis.

The Company’s policy for determining when a transfer between levels of the fair value hierarchy occurs is to assess the impact at the date of the event or change in circumstance that could result in the transfer. There were no transfers between any of the levels during the three months ended March 31, 2021.

Valuation methodologies used in the measurement of fair value for Level 2 financial assets and financial liabilities

The measurement of level 2 financial assets and liabilities is made by reference to the inputs used to determine the fair value of each instrument using an appropriate valuation method. The fair value of long-term receivables is based on the present value considering the time value of the long-term contracts. The fair value of loans and borrowings approximates their carrying value and has been determined by discounting the contractual cash flows using implied yields of obligations with similar credit risk and maturities.

The fair value of the host liability for the 2019 Debentures was calculated using a discount rate of 25% for an equivalent, non-convertible loan at the date of issue. Warrant liabilities are measured based on the amount of cash that is payable in certain circumstances. Other liabilities represent subscriptions payable associated with the 2021 Debentures and the carrying amount approximates fair value.

Valuation methodologies used in the measurement of fair value for Level 3 financial liabilities

The fair value of the entire financial instrument associated with the 2021 Debentures was determined using a partial differential equation model for convertible debt which considered that the convertible debt consists of two components, each having different default risks. The model calculates the value based on key inputs, which impact the value of the convertible debt including: yield to maturity; principal and coupon payments; share price; exercise price; volatility; term; risk free rates and dividends. A discount rate of 25% was applied in determining yield to maturity. The risk adjusted discount rate is the most significant unobservable input and the estimated fair value would increase (decrease) if the risk-adjusted discount rate were lower (higher).

The 2021 Debentures include an embedded derivative for the conversion option. The fair value of the embedded derivative was determined using the same methodology as above adjusted for the nature of the instrument. The embedded derivative includes a foreign currency component which reflects the foreign exchange exposure to convert to common shares denominated in Canadian dollars. The embedded derivative will be remeasured at each period end and changes in the fair value are recognized in the condensed consolidated interim statements of loss and comprehensive loss. The fair value of the host liability for the 2021 Debentures represents the residual fair value of the entire instrument after subtracting the fair value of the embedded derivative from the value of the entire financial instrument.

As the measurement of the host liability is directly linked to the overall measurement, it has been designated as level 3 in the fair value hierarchy; however, it will be measured on an amortized cost basis. The reconciliation of opening to closing balances for Level 3 fair values is presented in Note 11(b).

The business acquisition payable consists of contingent consideration payable, the values of which were determined using a discounted cash flow method based on the present value of probability weighted average amount of expected payments discounted at an appropriate discount rate. The reconciliation of the opening to closing balances for Level 3 fair values are presented in Note 8.

11  |   Notes to the Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars except otherwise noted)

NOTE 14 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

c)	Financial instruments risk

A description of the Company’s financial instruments and financial risks that the Company is exposed to and management of these risks is included in Note 21 to the 2020 Annual Financial Statements. There were no significant changes in the Company’s exposures to those risks during the three months ended March 31, 2021 except for additional commitments as noted below which impacts liquidity risk and an increase in foreign currency risk resulting from the issuance of the 2021 Debentures in USD.

Commitments

Information regarding the Company’s undiscounted contractual cash flows payable and the Company’s commitments at December 31, 2020 are disclosed in Note 21 and Note 25, respectively, to the 2020 Annual Financial Statements. During the three months ended March 31, 2021, the most significant change in commitments was associated with the issuance of the 2021 Debentures which added C$ equivalent total principal and interest payment commitments of approximately $10.9 million with approximately $720,000 due in interest in the next 12 months and the remainder in the next two years to maturity. As described in Note 11(b), the Company has the option to issue common shares in lieu of cash interest payments and principal repayment and therefore management does not believe these instruments increase the Company’s liquidity risk.

Foreign currency risk

At March 31, 2021, the C$ equivalent carrying amount of the Company’s USD denominated monetary assets and liabilities was $8,540,124 (December 31, 2020 - $8,291,005) and $18,948,205 (December 31, 2020 - $16,398,521), respectively. Assuming all other variables remain constant, a fluctuation of +/- 5.0% in the exchange rate between C$ and US$ would impact the net loss for the period by approximately $520,404 (December 31, 2020 - $405,376).

NOTE 15 - FINANCE COSTS

For the three months ended March 31,	2021	2020
Interest on loans and borrowings (Note 9)	$276,112	$319,072
Interest on convertible debentures (Note 11)	1,512,636	1,056,751
Interest on lease liabilities	79,675	89,398
Transaction costs expensed (Note 11(b))	367,504	–
Total finance costs	$2,235,927	$1,465,221

NOTE 16 - SUPPLEMENTAL CASH FLOW INFORMATION

The following are changes in non-cash working capital.

For the three months ended March 31,	2021	2020
Bank indebtedness increase (decrease)	$66,153	$(919,990)
Trade and other receivables (increase) decrease	(49,328)	1,093,555
Long-term receivables (increase)	(916,611)	(71,972)
Prepaid expenses and deposits (increase)	(172,620)	(646,851)
Derivative asset decrease	131,400	–
Trade payables and accrued liabilities increase (decrease)	435,014	(1,311,952)
Deferred revenue (decrease) increase	(146,227)	591,988
Due to related parties (decrease)	(268,607)	(685,905)
Other	–	(15,203)
Decrease in working capital	$(920,826)	$(1,966,330)

12  |   Notes to the Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars except otherwise noted)

NOTE 16 - SUPPLEMENTAL CASH FLOW INFORMATION (continued)

The following are non-cash investing and financing activities.

For the three months ended March 31,	2021	2020
Addition to right of use assets	$–	$222,103
Addition to lease liabilities	$–	$222,103
Shares issued in business combination	$–	$2,303,966
Share issued on conversion of debentures	$–	$50,000
Non-cash accretion of interest included in finance cost	$759,709	$648,051
Non-cash broker warrants compensation (Note 11(b))	$360,108	$–

NOTE 17 - RELATED PARTY TRANSACTIONS

The related party transactions are in the normal course of operations and have been valued in these condensed consolidated interim financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Key management personnel compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company defines key management personnel as being the directors and key officers.

For the three months ended March 31, 2021 and 2020 compensation awarded to key management personnel was as follows:

	2021	2020
Salaries, fees and short-term benefits Share-based compensation	$ 374,079 56,549	$ 424,832 181,052
Total	$430,628	$605,884

Due to related parties

	March 31, 2021	December 31, 2020
Principal owner of Agnity	$544,290	$813,023
Officer of the Company	33,331	33,205
Due to related parties	$577,621	$846,228

Other amounts payable to related parties

Key management [1]	$83,762	$116,091
For consulting services [2]	$934,918	$1,138,630
Loan due to acquired company shareholder [3]	$319,416	$318,428

1       Included in Trade payables and accrued liabilities.

[2]	Included in Trade payables and accrued liabilities. During the three months ended March 31, 2021, consulting services were provided by an entity partially owned by the principal owner of Agnity in the amount of $588,969 (March 31, 2020 - $2,532,550).

3       Included in loans and borrowings.

13  |   Notes to the Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars except otherwise noted)

NOTE 18 - CSA ACQUISITION

As described in Note 7 to the 2020 Annual Financial Statements, on January 24, 2020, the Company completed its acquisition of all the outstanding and issued common shares of Construction Systems Associates, Inc. USA (“CSA”). The acquisition was accounted for as a business combination using the acquisition method whereby the assets acquired, and the liabilities assumed were recorded at fair value. At acquisition date the fair values assigned to intangible assets, goodwill and the deferred tax liabilities were measured on a provisional basis and have been revised by the Company as additional information was received.

During the three months ended March 31, 2021, the measurement period for the acquisition ended and the following table summarizes the acquisition-date fair value, the measurement period adjustments and the final balances of each major class of consideration transferred, the recognized amounts of the identifiable assets acquired and liabilities assumed, and the resulting value of goodwill.

Preliminary [1]		Measurement period adjustments	Final
Consideration transferred:
Cash consideration	$298,086	$405,126	$703,212
Fair value of common share consideration	2,303,967	106	2,304,073
Fair value of contingent consideration payable	1,734,866	(855,800)	879,066
	$4,336,919	$(450,568)	$3,886,351
Fair value of assets and liabilities recognized:
Cash	$181,408	$–	$181,408
Trade and other receivables	262,846	–	262,846
Prepaid expenses and other deposits	323,439	(309,576)	13,863
Property and equipment	2,098	–	2,098
Right of use assets	291,843	(48,949)	242,894
Intangible - technology	4,512,406	(3,960,526)	551,880
Intangible - customer relationships	–	801,540	801,540
Accounts payable and accrued liabilities	(168,542)	–	(168,542)
Short-term loan	(466,081)	94,471	(371,610)
Lease liabilities	(291,843)	48,949	(242,894)
Deferred tax liabilities	(310,655)	310,655	–
Fair value of net assets acquired	$4,336,919	$(3,063,436)	$1,273,483
Goodwill	$–	$2,612,868	$2,612,868

1 As reported in the condensed consolidated interim financial statements for the three months ended March 31, 2020 as amended. Measurement period adjustments as reported in Note 7 to the 2020 Annual Financial Statements were recognized in various periods after the acquisition.

The fair value of the contingent consideration payable is based on an estimated weighted probability of certain revenue and EBITDA targets being met in a 2-year period from the acquisition date. During the three months ended March 31, 2021, a portion of the fair value of the contingent consideration payable was determined not to be payable to the previous owners of CSA and as such was recognized in Other income in the condensed consolidated interim statement of loss and comprehensive loss for the period then ended (Note 8).

The Company is required during the measurement period to retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date. The measurement period adjustments from acquisition date to the end of the measurement period in the three months ended March 31, 2021 are reflected above with the cumulative changes increasing goodwill. The impact on net income (loss) of recognizing these adjustments to the provisional amounts as if the accounting had been completed at the acquisition date are limited to a decrease in amortization of intangibles and related foreign currency translation differences. As measurement period adjustments associated with intangibles were substantially complete at June 30, 2020, there were no other material adjustments.

14  |   Notes to the Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars except otherwise noted)

NOTE 19 - SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied in the preparation of these condensed consolidated interim financial statements are consistent with those applied and disclosed in Note 2 to the 2020 Annual Financial Statements with the exception of the expansion of the accounting policy note (q) Convertible Debentures to add the accounting policy related to the issuance of convertible debentures in the three months ended March 31, 2021. The revised accounting policy follows.

Convertible debentures

Convertible debentures are accounted for depending on the terms of the contract. The fair value of the debentures are allocated into components parts, which may include separate host debt, embedded derivative(s) and/or equity components based on the terms of the contract. Where the fair value of the financial instrument is different than the transaction price then the measurement is dependent on whether the fair value was determined based on a valuation technique that only uses data from observable markets (level 1 input) or otherwise.

For compound financial instruments such as the 2019 Debentures where there is a liability and equity component, on issuance of the convertible debentures, the fair value of the liability component is determined using a market rate for an equivalent non-convertible instrument. The proceeds are allocated to the liability component first with the remainder of the proceeds allocated to the conversion option that is recognized and included in equity. The liability component (net of transaction costs) is subsequently measured at amortized cost using the effective interest rate method until it is extinguished on conversion or redemption. The carrying amount of the conversion option is not remeasured in subsequent periods.

For the 2021 Debentures, the fair value of the financial instruments was greater than the transaction price. The residual is treated as a deferred amount and recognized similar to fair value adjustments on derivatives. For hybrid financial instruments such as the 2021 Debentures where there is a liability and embedded derivative component, on issuance of the convertible debentures, the fair value of the embedded derivative is determined first with the residual of the total fair value for the instrument allocated to the host debt. The host debt (liability), net of transaction costs, is subsequently measured at amortized cost using the effective interest rate method until it is extinguished on conversion or redemption.

Transaction costs are apportioned between each components of the convertible debentures based on a percentage of proceeds when the instruments are initially recognized. Transaction costs attributable to the liability and equity components are offset against the respective balances with transaction costs attributable to embedded derivatives directly expensed.

Accounting standards development

As described at the end of Note 2 to the 2020 Annual Financial Statements there are a number of new accounting standards, amendments to standards, and interpretations which have been issued by the IASB that are effective in future accounting periods that are not expected to have a material impact on the Company in the year of adoption.

In February 2021, the IASB issued amendments to two existing accounting standards regarding accounting estimates and accounting policies. These amendments are applicable starting January 1, 2022 and are not expected to have a material impact on the Company. The Company has decided not to early adopt any of the new or amended standards at this time.

15  |   Notes to the Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars except otherwise noted)

NOTE 20 - EVENTS AFTER THE REPORTING PERIOD

a)	Brokered public offering

On April 15, 2021, the Company closed a public offering of 6,900,000 units of the Company (the “Units”) at a price of $2.10 per unit for aggregate gross proceeds of $14,490,000. Each Unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one common share (“Warrant Share”) at an exercise price of $2.85 per Warrant Share for 36 months following closing subject to adjustment in certain events.

b)	New financing

On May 17, 2021, the Company executed a commitment letter for a $5,000,000 secured operating line with ATB Financial which is a financial institution wholly owned by the Province of Alberta. Funding is expected by the end of the second quarter and will be used for working capital purposes. The operating line is due on demand bearing interest at various interest rates depending on the nature of the draw. Monthly interest only payments will be required and the facility will be secured against certain assets of the Company and its principal subsidiaries.

c)	Repayment of operating loan facility

On April 15, 2021, the operating loan facility was repaid (Note 10). The Mastercard facility remains in place and is expected to be secured by balances held on deposit until such time as the facility is transitioned.

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16  |   Notes to the Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three Months Ended March 31, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars except otherwise noted)

NOTE 21 - RECASTING OF COMPARATIVE INFORMATION

For the three months ended March 31, 2020, as a result of measurement period adjustments associated with the CSA Acquisition (Note 18), as well as certain other immaterial adjustments, as required by IFRS, certain financial information previously reported was revised. There was no change in revenue as previously reported, however, total loss from continuing operations and loss attributable to the parent Company has been adjusted. At December 31, 2020, the comparative December 31, 2019 contributed surplus and deficit were adjusted by $815,000 to reflect the additional deferred tax recovery relating to deferred tax assets recognized through profit and loss to offset deferred tax liabilities recognized in equity on the issuance of convertible debentures. These adjustments are also reflected below.

Consolidated Statement of Loss and Comprehensive Loss for the three months ended March 31, 2020	As previously presented	Adjustments	As currently presented
Operating loss for the period [1]	$7,905,132	$(378,313)	$7,526,819
Loss before tax [2]	8,929,928	(754,632)	8,175,296
Deferred tax expense (recovery)	573,682	(721,161)	(147,479)
Net loss	9,353,395	(1,475,793)	7,877,602
Comprehensive loss	9,952,188	(1,475,793)	8,476,395
Net loss attributable to mCloud shareholders	9,497,170	(1,475,793)	8,021,377
Comprehensive loss - mCloud shareholders	10,152,859	(1,475,793)	8,677,066
Loss per share - basic and diluted	$0.50	$(0.08)	$0.42

1 Includes changes in the following expense categories: salaries, wages and benefits; general and administration; professional and consulting fees; and depreciation and amortization.

2 Includes foreign exchange gain in addition to items in 1 above.

Consolidated Statement of Changes in Equity as at March 31, 2020	As previously presented	Adjustments	As currently presented
Share capital	$49,504,223	$–	$49,504,223
Contributed surplus	20,280,737	(815,000)	19,465,737
Accumulated other comprehensive income (loss)	108,903	(442,587)	(333,684)
Non-controlling interest	1,723,567	–	1,723,567
Deficit	(59,128,269)	2,290,793	(56,837,476)

Consolidated Statement of Cash Flows for the three months ended March 31, 2020	As previously presented	Adjustments	As currently presented
Net loss for the period	$(9,353,395)$	1,475,793	$(7,877,602)
Cash flows used in operating activities	(8,620,857)	361,068	(8,259,789)
Cash flows used in investing activities	(694,860)	–	(694,860)
Cash flows provided from financing activities	11,964,488	–	11,964,488
Increase in cash during the period [1]	2,648,778	361,068	3,009,846
Cash and cash equivalents, end of period	3,036,746	361,068	3,397,814

1 Adjustment related to CSA Acquisition (Note 18)

17  |   Notes to the Condensed Consolidated Interim Financial Statements

TSX-V: MCLD OTCQB: MCLDF

mCloud

mcloudcorp.com
PHONE: 1.866.420.1781
EMAIL: ir@mcloudcorp.com